UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   W. Andrew McKenna
   c/o General Counsel
123 S. Front Street, Dept. 8074
   TN, Memphis 38103
2. Issuer Name and Ticker or Trading Symbol
   AutoZone, Inc. (AZO)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Stock Appreciation Right|        |9/1/ |A   |196.2      |A  |2    |3    |Common Stock|196.2  |47.155 |            |D  |            |
s 1                     |        |2001 |    |           |   |     |     |            |       |       |            |   |            |
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Stock Appreciation Right|        |12/1/|A   |124        |A  |2    |3    |Common Stock|124    |66.55  |            |D  |            |
s 1                     |        | 2001|    |           |   |     |     |            |       |       |            |   |            |
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Stock Appreciation Right|        |3/1/ |A   |127        |A  |2    |3    |Common Stock|127    |64.955 |            |D  |            |
s 1                     |        |2002 |    |           |   |     |     |            |       |       |            |   |            |
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Stock Appreciation Right|        |6/3/ |A   |89         |A  |2    |3    |Common Stock|89     |81.795 |2013.6      |D  |            |
s 1                     |        |2002 |    |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Opti|72.525  |1/1/ |A   |3000       |A  |01/01|01/01|Common Stock|3000   |       |3000        |D  |            |
on (right to buy) 4     |        |2002 |    |           |   |/05  |/12  |            |       |       |            |   |            |
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Explanation of Responses:
1. Granted in accordance with the AutoZone, Inc. 1998 Director Compensation
Plan.
2. Stock Appreciation Rights are convertible to Common Stock or cash immediately upon termination as a director.
3. Stock Appreciation Rights do not expire.
4. Granted in accordance with the AutoZone, Inc. Directors Stock Option Plan.